Exhibit 21.1	Subsidiaries of Astoria Financial Corporation

Jurisdiction of Incorporation
Subsidiaries of Astoria Financial Corporation

	Astoria Federal Savings and Loan Association a/k/a Astoria Federal Savings or Astoria Federal	United States
	Astoria Capital Trust I (1)	Delaware
	AF Insurance Agency, Inc.	New York

Subsidiaries of Astoria Federal Savings and Loan Association

	AF Agency, Inc.	New York
	Astoria Federal Mortgage Corp.	New York
	Astoria Federal Savings and Loan Association Revocable Grantor Trust	Delaware
	Fidata Service Corp.	New York
	Marcus I Inc.	New York
	Suffco Service Corporation	New York

Astoria Federal has four additional subsidiaries, one of which is a single purpose entity that has an interest in a real estate investment which is not material to our financial condition and the remaining three are inactive and have no assets.

(1)      On May 14, 2013, we filed a Certificate of Cancellation of Certificate of Trust of Astoria Capital Trust I with the Delaware Secretary of State.